UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

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Commission File Number: 001-35224

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Xunlei Limited

21-23/F, Block B, Building No. 12

No.18 Shenzhen Bay ECO-Technology Park

Keji South Road, Yuehai Street,

Nanshan District, Shenzhen, 518057

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Xunlei terminated its existing share incentive plan and adopted a new share incentive plan

The board of directors of Xunlei Limited (“Xunlei” or the “Company”) approved the termination of its 2010 share incentive plan, 2013 share incentive plan and 2014 share incentive plan and adopted (the “Existing Plans”) a 2020 share incentive plan (the “2020 Share Incentive Plan”) on June 30, 2020.

Under the 2020 Share Incentive Plan, the maximum aggregate number of shares of the Company available for grant of awards is 31,000,000, consisting of (i) 13,805,945 common shares of the Company underlying the 2,761,189 American depositary shares the Company repurchased pursuant to the repurchase programs authorized by the Company in December 2014 and January 2016, (ii) 8,927,463 common shares of the Company reserved for issuance under the 2020 Share Incentive Plan, representing 8,927,463 common shares of the Company that were previously reserved under the Company’s 2010 share incentive plan but the corresponding share incentive awards had not been granted as of the termination of the Company’s 2010 share incentive plan, (iii) 7,871,564 common shares of the Company currently held by Leading Advice Holding Limited, the Company’s share incentive awards holding platform under the Company’s 2013 share incentive plan and 2014 share incentive plan, representing the amount of common shares of which the corresponding awards under the Company’s 2013 share incentive plan and 2014 share incentive plan had not been granted as of the termination of the Company’s 2013 share incentive plan and 2014 share incentive plan, and (iv) 395,028 common shares of the Company reserved for issuance under the 2020 Share Incentive Plan.

Upon the termination of the Existing Plans, the awards that are granted and outstanding under the Existing Plans and the evidencing original award agreements shall survive the termination of the Existing Plans and remain effective and binding under the 2020 Share Incentive Plan, subject to any amendment and modification to the original award agreements that the Company shall determine. The restricted shares granted and outstanding under the Company’s 2013 share incentive plan and 2014 share incentive plan and held by Leading Advice Holding Limited on behalf of relevant grantees as of the termination of the Existing Plans shall still be by Leading Advice Holding Limited on behalf of those grantees under the 2020 Share Incentive Plan.

Upon the termination of the Existing Plans and the adoption of the 2020 Share Incentive Plan, Leading Advice Holding Limited shall act as the holding platform of certain share incentive awards under the 2020 Share Incentive Plan and continue to hold 7,871,564 common shares of the Company under the 2020 Share Incentive Plan.

The 2020 Share Incentive Plan has a ten-year term and the Company may grant options, restricted shares, restricted share units and other types of awards pursuant to the 2020 Share Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/Naijiang (Eric) Zhou
Name:	:	Naijiang (Eric) Zhou
Title:	:	Chief Financial Officer

Date: July 2, 2020